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                                                   Filed by Vari-L Company, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to rule 14a-12(b)
                                     Subject Company: Sirenza Microdevices, Inc.
                                                 Commission File No. 333-102-099


On March 27, 2003, Vari-L Company, Inc. first distributed a letter to its shareholders regarding the proposed asset sale transaction between Vari-L Company, Inc. and Sirenza Microdevices, Inc. and the subsequent dissolution of Vari-L. The text of the letter follows.

March 26, 2003


Dear Shareholder:

Vari-L Company, Inc. anticipates that you will be receiving a proxy statement from us within the next few weeks regarding the approval of proposals relating to the sale of substantially all of Vari-L's tangible and intangible assets to a wholly owned subsidiary of Sirenza Microdevices, Inc. and the subsequent dissolution of Vari-L.

Vari-L's board of directors has set March 7, 2003 as the record date for the special meeting. Both the asset sale and the dissolution of Vari-L require the approval of the holders of a majority of the outstanding common stock of Vari-L as of the record date. Failure to complete and return your proxy card or failure to vote in person at the special meeting will have the same effect as voting AGAINST the asset sale and the dissolution. The board of directors of Vari-L encourages you to carefully consider the proposals described in the proxy statement and complete and return the proxy card included with the proxy statement prior to the date of the special meeting, even if you plan on attending the special meeting in person.

I encourage you to review the document and if you have any questions, please feel free to contact our Investor Relations department at 303-371-1560.

Sincerely yours,

/s/ CHARLES R. BLAND
Charles R. Bland

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On December 20, 2002, Sirenza filed with the SEC a registration statement on Form S-4 (most recently amended on March 18, 2003) containing a preliminary proxy statement/prospectus regarding the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Vari-L. Vari-L intends to mail the definitive proxy statement/prospectus to its shareholders in connection with the transaction when available. Investors and security holders of Vari-L are urged to read the preliminary proxy statement/prospectus filed on December 20, 2002, as amended on March 18, 2003, the definitive proxy statement/prospectus when it becomes available, and any other relevant materials filed by Sirenza or Vari-L with the SEC because they contain, or will contain, important information about Sirenza, Vari-L and the


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transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus filed with the SEC on December 20, 2002, the amendment to the proxy statement/prospectus filed with the SEC on March 18, 2003, the definitive proxy statement/prospectus when it becomes available, and any other relevant materials filed by Sirenza or Vari-L with the SEC at the SEC's website at www.sec.gov. Free copies of these documents may also be obtained from Sirenza or Vari-L. Sirenza and Vari-L and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Vari-L in favor of the transaction. Information regarding Sirenza's and Vari-L's executive officers and directors and a description of employment agreements and other interests of Sirenza's and Vari-L's executive officers and directors in the matters to be voted upon by the Vari-L shareholders are available in the registration statement on Form S-4 and the proxy statement/prospectus.

In addition to the registration statement on Form S-4 filed by Sirenza in connection with the transaction, and the proxy statement/prospectus to be mailed to the shareholders of Vari-L in connection with the transaction, Sirenza and Vari-L each file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549, or any of the SEC's other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Sirenza and Vari-L with the SEC are also available for free at the SEC's website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from Sirenza or Vari-L.